

July 5, 2011

Via E-mail
Mr. Donald D. Humphreys
Exxon Mobil Corporation
Senior Vice President and Treasurer
5959 Las Colinas Blvd.
Irving, TX 75039

>    **Re:    Exxon Mobil Corporation**
>    **Form 10-K for Fiscal Year Ended December 31, 2010**
>    **Filed March 15, 2011**
>    **File No. 1-02256**

Dear Mr. Humphreys:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 201

General

1.    We note that unconventional oil and gas plays appear an increasing part of your business, and that an increasing industry practice in such unconventional plays is the use of hydraulic fracturing. Please tell us, with a view to disclosure:

- The location of your hydraulic fracturing activities;
- Your acreage subject to hydraulic fracturing;
- The percentage of your reserves subject to hydraulic fracturing;
- The anticipated costs and funding associated with hydraulic fracturing activities; and

- Whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.

2.   With regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact.  In this regard, we note Mr. Tillerson's comments at the Analyst Meeting on March 9, 2011 in which he cited "obligations on well operators to monitor …casing strength" and the "challenge…in handling the large volumes of fluids on the surface."  For example, and without limitation, please explain if you:

- Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;
- Monitor the rate and pressure of the hydraulic fracturing treatment in real time for any abrupt change in rate or pressure and/or detection of fluid leak-off;
- Evaluate the environmental impact of additives to the hydraulic fracturing fluid, including disclosure of all chemicals involved, in the volume/concentration and total amounts utilized;
- Perform a baseline assessment of nearby water sources, and have the capability to monitor for, and potentially detect, these chemicals in local water supplies; and
- Minimize the use of water and/or dispose of the flowback water in a way that minimizes the impact to nearby surface water.

3.   Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use.

4.   At an appropriate place in the MD&A discussion or elsewhere, please disclose the scope and limits of your insurance coverage with respect to pollution liability.

5.   We note press reports dated February 23, 2011 indicating that Exxon Mobil may have been "hacked"  resulting in the loss of project-financing information regarding certain oil and gas field bids and operations.   We are unable to locate any disclosure from you addressing such incident(s).  Please advise us to what consideration you have given to providing risk factor or other disclosure about this event(s) or possible similar future events and their actual or potential effects upon your operations.


Properties, page 6

Disclosure of Reserves, page 6

6.   For the Europe, Africa, Asia, and Australia/Oceania geographic areas, please tell us the specific countries included in the areas, and the corresponding amount of total proved

developed and undeveloped reserves associated with each country as of December 31, 2010.

7.    We note that crude oil represents a decreasing portion of your proved reserves, and that, as of December 31, 2010, crude oil represented less than half of your total proved reserves on the BOE-basis used in your filing. With a view towards expanded disclosure, tell us whether you expect this trend to continue. Additionally, describe any risks associated with this trend, as well as the reasonably possible impact of this trend on your financial position, results of operations or liquidity in future periods.

## Qualifications of Reserves Technical Oversight Group and Internal Controls over Proved Reserves, page 7

8.    Your disclosure under this section makes reference to "Exxon Mobil's proved reserves". Confirm to us that this reference is to reserves determined in accordance with SEC rules and regulations, including pricing assumptions. If this is not the case, revise your description of these quantities to refer to them as something other than "proved reserves".

## Drilling and Other Exploratory and Development Activities, page 13

9.    We note the significant increase in the number of development wells drilled in the United States during 2010 as compared to the two prior years. With a view towards expanded disclosure, tell us the reasons for this increase. Additionally, tell us the extent to which you expect this to continue in future years. Finally, describe the reasonably possible impact of this increased drilling on your financial position, results of operations and liquidity in future periods.

## Review of Principal Ongoing Activities, page 16

## Iraq, page 18

10.    We note that you entered a contract with the South Oil Company of the Iraqi Ministry of Oil to redevelop and expand the West Qurna (Phase 1) oil field. Please provide us a summary of the significant terms of this contract. Please also tell us if you have booked proved reserves related to this project. If so, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves. Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue.

11.    With regard to your activities in Iraq, we note you filed a press release on March 28, 2011 explaining that you have reached a "major production milestone in the redevelopment of the West Qurna I oil field in Southern Iraq. Initial field production of 244,000 barrels per day has now increased to 285,000 barrels per day, which exceeds the

10 percent improved production target established under the technical services contract."
With a view towards expanded disclosure, please tell us what impact reaching the
improved production target and the related production milestone has on your operations
and activities in Iraq. Please also tell us what future milestones are included in the
contract, and what impact reaching such milestones will have on your operations.

Financial Statements, page 62

Notes to Consolidated Financial Statements, page 69

Note 1. Summary of Significant Accounting Policies, page 69

Property, Plant and Equipment, page 70

12.     Your discussion under this section indicates, in part, that cash flow estimates used for
        purposes of impairment testing are based on your internal pricing assumptions.
        Separately, your discussion also indicates that impairment analyses are generally
        prepared based on "proved reserves". Confirm to us that "proved reserves" refers to
        quantities determined in accordance with SEC rules and regulations, including pricing
        assumptions. If this is not the case, revise your description of these quantities to refer to
        them as something other than "proved reserves".

Note 15. Litigation and Other Contingencies, page 87

Litigation, page 87

13.     We note the disclosure under this section indicating that "For contingencies where an
        unfavorable outcome is reasonably possible and which are significant, the Corporation
        discloses the nature of the contingency and, where feasible, an estimate of the possible
        loss." Explain to us what the word "significant" is intended to mean in the context of
        this disclosure.

14.     Separately, we note the disclosure indicating that "Based on a consideration of all
        relevant facts and circumstances, the Corporation does not believe the ultimate outcome
        of any currently pending lawsuit against ExxonMobil will have a materially adverse
        effect upon the Corporation's operations, financial condition, or financial statements
        taken as a whole".

        Please note that this disclosure does not satisfy the requirements of FASB ASC Topic
        450 if there is at least a reasonable possibility that a loss exceeding amounts already
        recognized may have been incurred and the amount of that additional loss would be
        material to a decision to buy or sell the your securities. In that case, you must either
        disclose the estimated additional loss, or range of loss, that is reasonably possible, or
        state that such an estimate cannot be made.

Supplemental Information on Oil and Gas Exploration and Production Activities, page 103

Oil and Gas Reserves, page 107

15.      We note that you have combined crude oil and natural gas liquids for purposes of disclosing information related to your reserve quantities. Explain to us how you considered the requirements of FASB ASC paragraph 932-235-50-4 in preparing this combined presentation. As part of your response, provide us with the information disclosed in the table on page 110 for crude oil and natural gas liquids separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director